Simtek Corporation
                                            4250 Buckingham Drive, Suite 100
                                            Colorado Springs, Colorado 80907 USA
                                           719 531-9444   FAX 719 531-9481

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                                October 19, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn. Mr. Eduardo Aleman

Re:  Registration Statement on Form S-1 of Simtek Corporation

Dear Mr. Aleman:

     Enclosed for filing by EDGAR, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of Simtek Corporation (the "Company"), is Registration Statement on Form S-1 (the "Registration Statement") relating to the registration under the Securities Act of shares of common stock of the Company. The Registration Statement registers for resale shares of the Company's common stock issued in a private transaction. The resale of these shares has never yet been registered.

     Please contact the Company's counsel, Garth Jensen of Holme Roberts & Owen LLP, at (303) 866-0368, or Lee Vogel of Holme Roberts & Owen LLP, at (719) 381-8426 with any questions or comments.

                                   Very truly yours,

                                   Simtek Corporation

                                   By:  /s/  BRIAN ALLEMAN
                                          Brian Alleman, Chief Financial Officer
                                          and Secretary